Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BGC Partners, Inc. in connection with offers and sales by an affiliate of its 5.375% Senior Notes due 2019, 5.125% Senior Notes due 2021, and 5.375% Senior Notes due 2023, and to the incorporation by reference therein of our reports dated February 22, 2018 with respect to the consolidated financial statements and schedule of BGC Partners, Inc. and the effectiveness of internal control over financial reporting of BGC Partners, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

September 18, 2018